

November 14, 2012

Via E-mail
Debra L. Delman
Chief Financial Officer
Arbitron Inc.
9705 Patuxent Woods Drive
Columbia, MD 21046

      Re: Arbitron Inc.
              Form 10-K for the Year Ended December 31, 2011
              Filed February 24, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed April 12, 2012
              File No. 1-1969

Dear Ms. Delman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 36

1. Please show us how you will revise your revenue discussion on page 37 in future filings to more clearly explain what is meant by a "transition from Diary-based ratings service" and how that caused a $27.5 million decrease in revenue from 2010 to 2011.

2. Please show us how you will expand your disclosures in future filings to separately quantify the increase in revenues related to the 15 PPM Markets commercialized separate from your price escalators in other PPM Markets commercialized prior to 2010.

Item 8. Financial Statements and Supplementary Data, page 45

2. Summary of Significant Accounting Policies, page 53

Revenue Recognition, page 53

3. Please revise your future filings to clarify the nature of the products and services delivered under your license agreement. Please tell us how you considered the need to separately present products and services on the face of your income statement as required by Rule 5-03(b)(1) and (2) of Regulation S-X. Please show us in your supplemental response what these revised disclosures will look like in your future filings.

4. You indicate that customer agreements with multiple licenses are reviewed for separate revenue recognition for deliverables specified by the agreements. Please show us how you will enhance your disclosures in future filings to indicate how and when you separately account for arrangements with multiple arrangements. Please tell us what consideration you give to providing the disclosures required by ASC 605-25-50.

5. We note you provide your customers with enhancements and upgrades under your standard software license agreement for no additional cost. Please tell us and show us how you will expand your disclosure in future filings to indicate how you account for these apparent additional deliverables. Refer to ASC 965-605-25-44.

Property and Equipment, page 54

6. You disclose on page six that your syndicated radio ratings services and related software represented approximately 88% of total revenue in 2011, 2010, and 2009. You also disclose on page eight that users access your ratings estimates through an Internet-based software system that you provide. We note your discussion regarding software developed for internal use on page 54. Given that revenues includes software license agreements, please tell us how you considered the need to disclose your accounting related to the cost of software to be sold, leased or marketed. Refer to ASC 985.

10. Commitments and Contingencies, page 62

Legal matters, page 63

7. You disclose on page 31 that in February 2012, you and your insurers agreed to settle the April 2008 securities class action lawsuit for $7 million. You also indicate that the stockholder derivative lawsuit filed on June 13, 2008 is based essentially on the same substantive allegations as the securities class action lawsuit which was settled in February 2012. Please tell us how your February 2012 settlement of the securities class action lawsuit (which was finalized in October 2012) affected your estimates of reasonably possible losses in connection with the stockholder derivative lawsuit as of December 31, 2011 and

September 30, 2012. Please also tell us how you considered the need to update your commitments and contingencies footnote disclosure as of September 30, 2012 regarding these matters. Refer to Rule 10-01(a)(5) of Regulation S-X.

16. Enterprise-Wide Information, page 81

8. Please revise your future filings to disclose the amount of long-lived assets in the United States separate from the rest of the world. Please refer to ASC 280-10-50-41(b).

Definitive Proxy Statement on Schedule 14A

Setting 2011 Executive Compensation, page 23

9. Refer to comment six in our letter dated November 25, 2009 and your response dated December 21, 2009. Similar to your supplemental response discussing how the compensation committee utilized peer group information with respect to the 2008 and 2009 executive compensation, in future filings, please continue to provide specific disclosure of the ways the compensation committee used the peer group information to make its executive compensation decisions. Please include in your response the effect that peer group information had on the 2011 executive compensation decisions.

Base Salary, page 24

10. Refer to comment seven in our letter dated November 25, 2009 and your response dated December 21, 2009. We note your disclosure related to Mr. Kerr's 2011 salary which was determined pursuant to the terms of his amended employment agreement and Mr. Creamer's increase in salary due to his promotion. However, disclosure related to salary determinations related to the other named executive officers does not identify the material elements which drove the compensation committee's decision in increasing the 2011 salary levels. In future filings, please ensure that your disclosure continues to correlate the committee's practices in establishing salary levels with the actual compensation decisions.

Personal (weighted at 20%), page 27

11. We note disclosure that the payout for the individual performance of each named executive officer ranged from 50% to 150% of target. You also provide a general description of the responsibilities of the named executive officers. In future filings, please clarify for each named executive officer the individual targets, how they were measured, and the actual level of individual target achievement. Please show us in your response your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief